===============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                             --------------------
                                 SCHEDULE 13D
                   under the Securities Exchange Act of 1934
                               (Amendment No. 3)
                             --------------------
                                 TENON LIMITED
                               (Name of Issuer)

                             --------------------
                                Ordinary Shares
                               Preference Shares
                        (Title of Class of Securities)
                             --------------------

                                   339324873
                      (CUSIP Number for Ordinary Shares)
                                   339324808
                     (CUSIP Number for Preference Shares)

                             --------------------
                                Rubicon Limited
                           Level 6, Microsoft House
                              7-9 Fanshawe Street
                                   Auckland
                                  New Zealand
                                 +64 9 3569800
                (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                             --------------------
                                   Copy to:

                              Richard Hall, Esq.
                          Cravath, Swaine & Moore LLP
                                Worldwide Plaza
                               825 Eighth Avenue
                           New York, New York 10019
                                (212) 474-1000
                             --------------------
                                 June 4, 2004

            (Date of Event which Requires Filing of this Statement)

===============================================================================

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. FOR ORDINARY SHARES:   339324873
CUSIP NO. FOR PREFERENCE SHARES: 339324808
---------- -------------------------------------------------------------------
    1      Rubicon Limited
---------- -------------------------------------------------------------------
    2      Check the Appropriate Box if a Member of a Group
           (a)
           (b)
---------- -------------------------------------------------------------------
    3      SEC Use Only
---------- -------------------------------------------------------------------
    4      Source of Funds
           OO
---------- -------------------------------------------------------------------
    5      Check If Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(d) or 2(e)                          [ ]
---------- -------------------------------------------------------------------
    6      Citizenship or Place of Organization
           New Zealand
---------- -------------------------------------------------------------------
                                     7     Sole Voting Power
                                           None
                               -----------------------------------------------
      Number of Shares               8     Shared Voting Power
   Beneficially Owned by                   None
   Each Reporting Person       -----------------------------------------------
          with                       9     Sole Dispositive Power
                                           None
                               -----------------------------------------------
                                     10    Shared Dispositive Power
                                           None
------------------------------------------------------------------------------
    11       Aggregate Amount Beneficially Owned by Rubicon Limited
             None
---------- -------------------------------------------------------------------
    12       Check if the Aggregate Amount in Row (11) Excludes
             Certain Shares                                        [X]
---------- -------------------------------------------------------------------
    13       Percent of Class Represented by Amount in Row (11)
             N/A
---------- -------------------------------------------------------------------
    14       Type of Reporting Person
             HC, IV
---------- -------------------------------------------------------------------



Note: Rubicon Forests Holdings Limited and Rubicon Forests Investments Limited, wholly owned subsidiaries of Rubicon Limited, together hold 7,714,711 Ordinary Shares and 48,049,950 Preference Shares. Each of Rubicon Forests Holdings Limited and Rubicon Forests Investments Limited has entered into a deed with Rubicon Forests Limited, another wholly owned subsidiary of Rubicon Limited, whereby Rubicon Forests Limited has been granted the authority to exercise all voting rights in respect of their respective shareholdings in the Company. This authority may be terminated at any time by either of Rubicon Forests Holdings Limited or Rubicon Forests Investments Limited. Pursuant to the terms of an offer dated May 5, 2004, Rubicon Forests Limited purchased an additional 31,975,372 Ordinary Shares and 51,713,920 Preference Shares. As a result, Rubicon Forests Holdings Limited, Rubicon Forests Investments Limited and Rubicon Forests Limited collectively hold 39,690,083 Ordinary Shares and 99,763,870 Preference Shares. Rubicon Limited disclaims beneficial ownership of the Ordinary Shares and Preference Shares held by Rubicon Forests Holdings Limited, Rubicon Forests Investments Limited and Rubicon Forests Limited.

CUSIP NO. FOR ORDINARY SHARES:   339324873
CUSIP NO. FOR PREFERENCE SHARES: 339324808
---------- -------------------------------------------------------------------
    1      Rubicon Forests Holdings Limited
---------- -------------------------------------------------------------------
    2      Check the Appropriate Box if a Member of a Group
           (a)
           (b)
---------- -------------------------------------------------------------------
    3      SEC Use Only
---------- -------------------------------------------------------------------
    4      Source of Funds
           OO
---------- -------------------------------------------------------------------
    5      Check If Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(d) or 2(e)                          [ ]
---------- -------------------------------------------------------------------
    6      Citizenship or Place of Organization
           New Zealand
---------- -------------------------------------------------------------------
                                     7     Sole Voting Power
                                           None
                               -----------------------------------------------
      Number of Shares               8     Shared Voting Power
   Beneficially Owned by                   None
   Each Reporting Person       -----------------------------------------------
          with                       9     Sole Dispositive Power
                                           None
                               -----------------------------------------------
                                     10    Shared Dispositive Power
                                           None
------------------------------------------------------------------------------
    11       Aggregate Amount Beneficially Owned by Rubicon Forests Holdings
             Limited
             7,500,000 Ordinary Shares
             41,714,866 Preference Shares
---------- -------------------------------------------------------------------
    12       Check if the Aggregate Amount in Row (11) Excludes
             Certain Shares                                        [ ]
---------- -------------------------------------------------------------------
    13       Percent of Class Represented by Amount in Row (11)
             8.07% of Ordinary Shares
             22.44% of Preference Shares
---------- -------------------------------------------------------------------
    14       Type of Reporting Person
             IV
---------- -------------------------------------------------------------------

CUSIP NO. FOR ORDINARY SHARES:   339324873
CUSIP NO. FOR PREFERENCE SHARES: 339324808
---------- -------------------------------------------------------------------
    1      Rubicon Forests Investments Limited

---------- -------------------------------------------------------------------
    2      Check the Appropriate Box if a Member of a Group
           (a)
           (b)
---------- -------------------------------------------------------------------
    3      SEC Use Only
---------- -------------------------------------------------------------------
    4      Source of Funds
           OO
---------- -------------------------------------------------------------------
    5      Check If Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(d) or 2(e)                          [ ]
---------- -------------------------------------------------------------------
    6      Citizenship or Place of Organization
           New Zealand
---------- -------------------------------------------------------------------
                                     7     Sole Voting Power
                                           None
                               -----------------------------------------------
      Number of Shares               8     Shared Voting Power
   Beneficially Owned by                   None
   Each Reporting Person       -----------------------------------------------
          with                       9     Sole Dispositive Power
                                           None
                               -----------------------------------------------
                                     10    Shared Dispositive Power
                                           None
------------------------------------------------------------------------------
    11       Aggregate Amount Beneficially Owned by Rubicon Forests Investments
             Limited
             214,711 Ordinary Shares
             6,335,084 Preference Shares
---------- -------------------------------------------------------------------
    12       Check if the Aggregate Amount in Row (11) Excludes
             Certain Shares                                        [ ]
---------- -------------------------------------------------------------------
    13       Percent of Class Represented by Amount in Row (11)
             0.23% of Ordinary Shares
             3.41% of Preference Shares
---------- -------------------------------------------------------------------
    14       Type of Reporting Person
             IV
---------- -------------------------------------------------------------------

CUSIP NO. FOR ORDINARY SHARES:   339324873
CUSIP NO. FOR PREFERENCE SHARES: 339324808
---------- -------------------------------------------------------------------
    1      Rubicon Forests Limited

---------- -------------------------------------------------------------------
    2      Check the Appropriate Box if a Member of a Group
           (a)
           (b)
---------- -------------------------------------------------------------------
    3      SEC Use Only
---------- -------------------------------------------------------------------
    4      Source of Funds
           OO
---------- -------------------------------------------------------------------
    5      Check If Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(d) or 2(e)                          [ ]
---------- -------------------------------------------------------------------
    6      Citizenship or Place of Organization
           New Zealand
---------- -------------------------------------------------------------------
                                     7     Sole Voting Power
                                           39,690,083 Ordinary Shares
                                           99,763,870 Preference Shares
                               -----------------------------------------------
      Number of Shares               8     Shared Voting Power
   Beneficially Owned by                   None
   Each Reporting Person       -----------------------------------------------
          with                       9     Sole Dispositive Power
                                           None
                               -----------------------------------------------
                                     10    Shared Dispositive Power
                                           None
------------------------------------------------------------------------------
    11 Aggregate Amount Beneficially Owned by Rubicon Forests Limited 39,690,083 Ordinary Shares
             99,763,870 Preference Share
---------- -------------------------------------------------------------------
    12       Check if the Aggregate Amount in Row (11) Excludes
             Certain Shares                                        [ ]
---------- -------------------------------------------------------------------
    13       Percent of Class Represented by Amount in Row (11)
             42.70% of Ordinary Shares
             53.67% of Preference Shares
---------- -------------------------------------------------------------------
    14       Type of Reporting Person
             IV
---------- -------------------------------------------------------------------

          This Statement on Schedule 13D, as amended by Amendment No. 1 filed on May 28, 2004 and Amendment No. 2 filed on June 4, 2004, is hereby amended as set forth below in this Amendment No. 3. Unless otherwise defined herein, capitalized terms used herein have the respective meanings ascribed thereto in the Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration.

          The disclosure in the last paragraph of Item 3 is amended and restated as follows:

          "Pursuant to the terms of an offer dated May 5, 2004, Rubicon Forests Limited purchased 31,975,372 Ordinary Shares and 51,713,920 Preference Shares. The funds used by Rubicon Forests Limited to purchase the Ordinary Shares and Preference Shares were provided by Rubicon Limited, Rubicon Forests Holdings Limited and Rubicon Forests Investments Limited. The funds provided by Rubicon Limited consisted of NZ$28 million sourced from Rubicon's outstanding cash balance and NZ$66 million provided by way of an intercompany unsecured loan advance. The funds provided by Rubicon Forests Holdings Limited of NZ$62 million and by Rubicon Forests Investments Limited of $8 million were both by way of intercompany unsecured loan advances.

          Rubicon Limited disclaims beneficial ownership of the Ordinary Shares and Preference Shares held by each of Rubicon Forests Holdings Limited, Rubicon Forests Investments Limited and Rubicon Forests Limited."

Item 4.   Purpose of Transaction.

          The disclosure in the fourth paragraph of Item 4 is amended by adding the following:

          "On June 4, 2004, pursuant to the terms of an offer dated May 5, 2004, Rubicon Forests Limited determined that the amount of shares it had purchased was 31,975,372 Ordinary Shares and 51,713,920 Preference Shares, which increased the Rubicon group's shareholding in the Company to 50.01%.

          Rubicon intends to monitor its investment in the Company carefully and explore all its alternatives. While it has no current intention to do so, Rubicon may, consistent with applicable New Zealand and United States securities laws, from time to time purchase additional Ordinary Shares or Preference Shares or both."

Item 5.   Interest in Securities of the Issuer.

          The tabular disclosure in Item 5(a) with respect to Rubicon Forests Limited's shareholding in the Company is amended and restated as follows:




         NAME                    RELATIONSHIP           NUMBER OF       PERCENTAGE OF     NUMBER OF      PERCENTAGE OF
                                                     ORDINARY SHARES      ORDINARY        PREFERENCE       PREFERENCE
                                                         HELD OR       SHARES HELD OR    SHARES HELD     SHARES HELD OR
                                                        CONTROLLED       CONTROLLED     OR CONTROLLED      CONTROLLED

Rubicon Forests Limited      Related company and       39,690,083          42.70%        99,763,870           53.67%
                             holder of more than 5%




          The disclosure in Item 5(b) is amended by adding the following:

          "Rubicon Forests Limited has the sole power to vote 39,690,083 Ordinary Shares and 99,763,870 Preference Shares. The 39,690,083 Ordinary Shares and 99,763,870 Preference Shares beneficially owned by the Rubicon entities have been pledged as security for certain bank loans made to Rubicon Limited. None of the Rubicon entities can dispose of such Ordinary Shares and Preference Shares for so long as such shares are pledged as security."



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          The disclosure in Item 6 is amended by adding the following:

          "The 39,690,083 Ordinary Shares and 99,763,870 Preference Shares beneficially owned by the Rubicon entities have been pledged as security for certain bank loans made to Rubicon Limited. None of the Rubicon entities can dispose of such Ordinary Shares and Preference Shares for so long as such shares are pledged as security."

                                  SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    June 22, 2004

                                            RUBICON LIMITED,

                                              by
                                                  /s/ Mark Alan Taylor
                                                  ------------------------------
                                                  Name: Mark Alan Taylor
                                                  Title: Company Secretary


                                            RUBICON FORESTS HOLDINGS LIMITED,

                                              by
                                                  /s/ Simon Luke Moriarty
                                                  ------------------------------
                                                  Name: Simon Luke Moriarty
                                                  Title: Director


                                            RUBICON FORESTS INVESTMENTS LIMITED,

                                              by
                                                  /s/ Mark Alan Taylor
                                                  ------------------------------
                                                  Name: Mark Alan Taylor
                                                  Title: Director


                                            RUBICON FORESTS LIMITED,

                                              by
                                                  /s/ Simon Luke Moriarty
                                                  ------------------------------
                                                  Name: Simon Luke Moriarty
                                                  Title: CEO and CFO